Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No 1 to the Registration Statement of Cheetah Net Supply Chain Service Inc. on Form S-1/A (File No. 333-276300) of our report dated April 7, 2023 with respect to our audit of the consolidated balance sheet and related consolidated statements of income, changes in stockholders’ equity and cash flows of Cheetah Net Supply Chain Service Inc. as of December 31, 2022 and for the year ended December 31, 2022 appearing in the Prospectus, and as part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

We were dismissed as auditor on October 2, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

/s/ Marcum Asia CPAs LLP

New York, New York

March 28, 2024